Exhibit 12.1

BRAVO BRIO RESTAURANT GROUP, INC.

EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

Computation of Earnings:	December 30, 2012	December 25, 2011	Year-ended December 26, 2010	December 27, 2009	December 28, 2008
Net income (loss) before income taxes	$21,800	$19,756	$(1,002)	$3,536	$(6,338)
Add
Gross Interest Expense	977	1,336	6,131	7,573	10,842
Capitalized Interest	—	—	(70)	(454)	(950)
40% of Minimum Rent	6,981	5,816	5,491	4,556	4,247

Earnings as Adjusted	29,758	26,908	10,550	15,211	7,801

Computation of Fixed Charges:
Gross Interest Expense	977	1,336	6,131	7,573	10,842
40% of Minimum Rent	6,981	5,816	5,491	4,556	4,247

Fixed charges	7,958	7,152	11,622	12,129	15,089

Ratios of Earnings to Fixed Charges	3.74	3.76	0.91	1.25	0.52